Filed by Sizzle Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41005

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

European Lithium Limited (ASX: EUR) filed an announcement with the Australian Securities Exchange (the “ASX”) on December 28, 2023, which was subsequently posted on the ASX. The announcement by EUR to the ASX is contained

Critical Metals Corp. F-4 is Effective

Critical Metals Corp. announces effectiveness of registration statement for proposed business combination with Sizzle Acquisition Corp.

HIGHLIGHTS

●	Critical Metals Corp. (Critical Metals or CRML) F-4 declared effective by SEC;
●	Special Meeting of Sizzle’s stockholders to approve the proposed business combination with Critical Metals to be held on or around 23 January 2024; and
●	Upon closing of the Proposed Business Combination, Critical Metals is expected to be a leading lithium mining company and intends to list its shares on Nasdaq under the symbol “CRML.”

European Lithium Limited (ASX: EUR, FRA:PF8, OTC: EULIF) (European Lithium or the Company) is pleased to announce that the Form F-4 Registration Statement of Critical Metals (F-4 Registration Statement or F-4) in relation to the proposed merger transaction has been declared effective by the U.S. Securities and Exchange Commission (the SEC).

On 26 October 2022, European Lithium announced that it has entered into a business combination agreement with Sizzle Acquisition Corp., (NASDAQ: SZZL) (Sizzle), a publicly traded special purpose acquisition company, pursuant to which EUR will combine its wholly owned Wolfsberg Lithium Project (Wolfsberg Project) with Sizzle via a newly-formed, lithium exploration and development company named “Critical Metals Corp.” which is expected to be listed on NASDAQ under the symbol “ CRML” (Transaction).

European Lithium shareholders approved the Transaction on 20 January 2023. A Special Meeting of Sizzle stockholders to approve the Transaction is scheduled be held in virtual format on or around 23 January 2024.

Following completion of the Transaction, EUR will be issued US$750 million worth of ordinary shares in CRML.

Tony Sage, Chairman of EUR, said, “The Company is excited to announce the SEC has declared the F-4 effective. We look forward to the completion of the Transaction and the proposed listing on the NASDAQ that offers increased access to US capital markets as the Critical Metals team works to successfully commercialise Wolfsberg. The listing on NASDAQ is also expected to create a significant increase in shareholder value.”

ASX EUR Development Plan

The Company has previously advised that it will shortly commence the initial work program at its Austrian Lithium Projects (refer to EUR announcement dated 21 June 2023), consisting of 245 exploration licenses covering a total area of 114.6 km² located approximately 70km north of the Company’s Wolfsberg Project. The licenses cover ground that is considered prospective for lithium occurrences and initial surface sampling showing 3.98% Li2O.

For full details of the Austrian Lithium Project, please refer to EUR announcement dated 21 June 2023, “European Lithium Acquires Austrian Lithium Projects after DD Sampling Shows 3.98% Li2O”. The exploration results and geology have been prepared by a Competent Person in accordance with the requirements of the JORC Code (2012). The Competent Person’s Statement(s) are found in the section of this ASX release titled “Competent Person. European Lithium confirms that it is not aware of any new information or data that materially affects the information included in that release. All material technical parameters underpinning the estimates in that ASX release continue to apply and have not materially changed.

The Company will also advance its key Ukrainian lithium assets as political events allow. These assets will be the key focus of the company going forward.

European Lithium Post NASDAQ Listing

Following completion of the Transaction, the Company will have an interest in the following projects and investments:

●	CRML – As outlined above, the Company will be issued US$750 million worth of ordinary shares in CRML upon closing of the Transaction.

●	Listed Investments – The Company holds:

○	1,180,256,849 shares (representing a 11.3% interest) in Cyclone Metals Ltd (ASX: CLE). CLE has recently acquired 100% of the Iron Bear magnetite iron ore project located in the Labrador trough region of Canada. In its latest ASX release dated 14 December 2023 CLE announced a concentrate produced by metallurgical test work of 70.65% Fe with a silica level of only 1.2%.

○	15,000,000 shares in Cufe Ltd (ASX: CUF). CUF currently exports iron ore from its Wiluna deposit and has Copper Lithium and Niobium tenements in various stages of exploration.

●	Unlisted Investments – European Lithium holds a 7.5% equity interest in Tanbreez Mining Greenland A/S, which holds an exploitation permit for rare earths in Greenland.

●	Austrian Lithium Exploration Assets – 100% of the rights, title and interest in the Bretstein-Lachtal, Klementkogel and Wildbachgraben projects covering an area of 114.6 km² in total, which are prospective for lithium in Austria.

In addition to the above, the Company continues to review project opportunities in the mineral exploration area as part of its growth strategy.

This announcement has been approved for release on ASX by the Board of Directors.

This announcement is intended to lift the trading halt requested on 22 December 2023.

–END–

COMPETENT PERSON

The information in this report as it relates to exploration results and geology in respect to the Austrian Lithium Projects was compiled by Mr Geoff Balfe and Mr Kersten Kuehn who are Members of the Australasian Institute of Mining and Metallurgy. Mr Balfe is a Certified Professional and Mr Kuehn is a licensed Professional Geologist registered with the European Federation of Geologists. Both Mr Balfe and Mr Kuehn have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Balfe and Mr Kuehn consent to the inclusion in this report of matters based on the information in the form and context in which it appears.

U.S. Securities Law Legends

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) among Sizzle Acquisition Corp. (Nasdaq: SZZL) (“Sizzle”), European Lithium Ltd. (ASX: EUR) (“European Lithium”), European Lithium AT (Investments) Limited, a company formed in the British Virgin Islands which is wholly owned by European Lithium (“EUR BVI”), and certain other parties formed in connection with the transactions contemplated by the merger agreement (the “Merger Agreement”), including Critical Metals Corp. (“Critical Metals”) and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which includes a proxy statement to be sent to Sizzle shareholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle as of the record date for voting on the Proposed Business Combination as set forth in such proxy statement/prospectus and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s shareholders in connection with the Proposed Business Combination. Sizzle’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K filed with the SEC on March 28, 2023, Sizzle’s definitive proxy statement filed with the SEC on January 17, 2023 and Sizzle’s definitive proxy statement filed with the SEC on July 17, 2023. To the extent that holdings of Sizzle’s securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle’s Form 10-K, or proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination is set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination is likewise included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.